FOIA CONFIDENTIAL TREATMENT

REQUESTED BY POWERSECURE INTERNATIONAL, INC.

POWERSECURE INTERNATIONAL, INC.

1609 Heritage Commerce Court

Wake Forest, North Carolina 27587

(919) 556-3056

December 3, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Thompson, Assistant Branch Chief
Ms. Lisa Sellars, Staff Accountant

Re:	PowerSecure International, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 7, 2013
File No. 001-12014

Ladies and Gentlemen:

On behalf of PowerSecure International, Inc. (“PowerSecure,” “we,” “us” or “our”), this letter is submitted in response to your letter to us, dated November 18, 2013, which sets forth an additional comment by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the filing referenced above.

For your convenience, in this letter we have repeated the headings and additional comment from the Staff’s letter in italicized, bold type and have provided our responses to each of the four bullet points of the comment.

We have enclosed, under cover of a separate letter (“Request Letter”), supplemental materials in response to the comment by the Staff. Simultaneously with this letter, we have submitted a request for confidential treatment of such supplemental materials pursuant to Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83) (“Rule 83”). In addition, pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), the supplemental materials are being provided to the Staff on a supplemental, confidential basis only, and we hereby request that all supplemental materials be returned to us in the enclosed, self-addressed, prepaid envelope promptly following the Staff’s completion of its review thereof.

Comment:

Form 10-K for the year ended December 31, 2012

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 14. Segment Information, page F-36

1.	We note your response to comment 1 from our letter dated October 24, 2013 and the supplemental materials you provided on a confidential basis. From these materials, it appears

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY POWERSECURE INTERNATIONAL, INC.

U.S. Securities and Exchange Commission

December 3, 2013

to us that your product and service groups engage in business activities from which you earn revenues and incur expenses, discrete financial information is available, and this discrete financial information is regularly provided to your CODM. To assist us in better understanding why you do not believe that you have multiple operating segments, please respond to the following comments:

•	We note that both the monthly CODM reports and the quarterly Board of Directors reports contain revenue and gross margin information for each of your three primary products and services groupings. You previously indicated that you do not believe this gross margin information is meaningful because “a significant portion of [y]our cost structure is shared and allocating direct costs to these groups for management purposes is not particularly accurate.” Please explain to us in reasonable detail why the monthly reports to your CODM and the quarterly reports to your Board contain this gross margin information if it is not useful or meaningful. If you continue to believe that this information is not meaningful, please confirm our assumption that you could remove this information from the CODM and Board reports with no impact.

Response:

We supplementally advise the Staff, and clarify, that our prior references to “our cost structure is shared” and the “direct costs” quoted above were references to our operating expenses that are below the gross margin line in our financial statements. We were not referring to costs included in our cost of sales used in computing gross margins. To further clarify this matter, discrete financial information is available for revenue through gross margin for our various products and services, and we can aggregate this data. There are also operating expenses that we can specifically identify for each product and service area. However, our product and service areas also utilize shared sales and marketing, facilities, accounting, human resources, safety, information technology, and finance resources. Because of this, calculating operating income results by product and service area using assumptions to allocate these shared costs gives us results that, as we previously indicated, are “not particularly accurate.” For this reason, the Business Unit P&L information contained on pages G019-G024 of Exhibit G that we confidentially submitted to the Staff with our letter dated November 5, 2013 (“November 5, 2013 Letter”) is only shown using full year numbers (and not quarterly numbers), is not utilized by our CODM to manage our business or to make business decisions, although it is provided to but not formally reviewed by our Board of Directors on a regular basis.

•	Please explain in more detail the types of shared costs that are captured in the calculation of gross margin seen in the CODM and Board reports and how these shared costs are allocated when preparing these reports. In doing so, better explain why the allocation of costs is “not particularly accurate.”

Response:

We supplementally advise the Staff that, as noted in our response to the previous bullet point, the shared costs that we referenced are not the costs captured in the calculation of our gross margins, but rather were references to our operating expenses that are below the gross margin line in our financial statements.

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY POWERSECURE INTERNATIONAL, INC.

U.S. Securities and Exchange Commission

December 3, 2013

•	Please explain in reasonable detail how your budgeting process works, including the different steps in creating your budget, the people involved, and their roles. Your response should explain, but not be limited to, whether your budgeting process is bottom-up, top-down, or some other method.

Response:

We supplementally advise the Staff that, as we previously indicated, we have not historically prepared budgets, and we do not use budgets or quotas to manage our business or to compensate our business leaders. We do, however, prepare a forecast of our financial results on a quarterly basis. Our forecast combines a “bottom-up” revenue submission from salespeople and product and service leaders, with “top-down” judgments about the revenue and cost assumptions utilized in the forecast. An example of such a forecast is contained in Exhibit F of our November 5, 2013 Letter. Our forecasting process works as follows:

•	Our product and service leaders and sales team submit their expected sales, including expected revenues and gross margins by job/project/customer for the upcoming quarters and year or years to our accounting and finance staff, which compiles and organizes these raw submissions. An example of this information, as so compiled and organized, is contained in Exhibit E of our November 5, 2013 Letter.

•	The submitted sales information is reviewed, including each job/project/customer opportunity, by our CODM and our Chief Financial Officer with our product and service leaders and our sales leaders during our quarterly business reviews, in order to understand the expected levels of revenues and gross margins in each of our product and service areas. This information is not compared against budgets or quotas, because we do not create or use such metrics.

•	Our Chief Financial Officer then makes modifications to the raw submissions regarding revenues and gross margins, based on the quarterly business review discussions about each individual job/project/customer opportunity, and the Chief Financial Officer’s judgments about the likelihood of the various jobs being successfully sold or other sales opportunities coming to fruition. Judgments are also made by the Chief Financial Officer with regard to the submitted gross margins, the submitted timing of each project, and the submitted revenues and costs of sales.

•	The Chief Financial Officer forecasts the remaining elements of the business, including costs of sales that are not related to individual jobs, operating expenses and overheads by line item, (across all areas of the business), the balance sheet, cash flow statement, financing costs, and other detailed elements of the business. This additional information is combined with the modified sales and gross margin information referenced in in the foregoing bullet to complete the forecast.

•	Our Chief Financial Officer then reviews this forecast with our CODM. This forecast is summarized and included in our regular Board materials, an example of which is contained in Exhibit G in our November 5, 2013 Letter.

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY POWERSECURE INTERNATIONAL, INC.

U.S. Securities and Exchange Commission

December 3, 2013

•	Please tell us how the direct reports to the CODM are compensated, including how any bonuses are calculated. If the metrics used to determine variable compensation are other than consolidated company performance, please explain how you considered this indication of how the CODM assesses performance when determining your operating segment.

Response:

We supplementally advise the Staff that our direct reports to the CODM receive a base salary, and in addition receive bonuses, commissions or other annual incentive compensation. The incentive compensation of most of our direct reports to the CEO generally falls into one of the following categories:

•	For many direct reports, the quantitative metric that is used is our PowerSecure, Inc. subsidiary total operating income, which defines a maximum pool of incentive compensation. All of our business and financial results arise from the operations and activities of PowerSecure, Inc. and its subsidiaries, which constitutes our Utility and Energy Technologies segment, with the exception of certain corporate overheads that are recorded at the PowerSecure International, Inc. level. From this incentive pool, the bonuses and other incentive compensation generally paid to our individual leaders’ bonuses are determined on a qualitative and discretionary basis by our CODM.

•	For most of our sales leaders, incentive compensation is paid on the gross margin of the projects they sell, regardless of the type of product or service sold, plus an override for the sales from the sales executives that report to them.

•	For several of our product/service leaders, incentive compensation is based on a percentage of the operating income of their respective profit centers.

•	The incentive compensation for direct reports may also be based on total PowerSecure International, Inc. consolidated revenue and earnings per share, or E.P.S., metrics.

The specific incentive compensation plan for each of the direct reports to the CEO, identified by area of responsibility and title, is shown in the hard copy table enclosed with the Request Letter and identified as Exhibit A. We are supplementally providing this material to the Staff under the Request Letter on a confidential and supplemental basis pursuant to Rule 12b-4, and we hereby request that such supplemental material be returned to us in the enclosed, self-addressed, prepaid envelope promptly following the Staff’s completion of its review thereof. In addition, we have requested confidential treatment of this supplemental material pursuant to the provisions of Rule 83.

This incentive compensation structure further supported our determination that it was most appropriate to report our PowerSecure, Inc. subsidiary, and its subsidiaries, as one operating segment. To further clarify, we do not have incentive compensation, business leaders’ performance evaluations, or budgets tied to the three major product/service groupings of Distributed Generation, Utility Infrastructure and Energy Efficiency.

We supplementally advise the staff that our business has grown significantly over the last several years, and our operations are evolving rapidly. In just the last two years our revenues have approximately doubled, and our product and service areas have become more diverse and gained scale. As a result, our operations are evolving from a structure where our Chief Executive Officer, who is our business founder,

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY POWERSECURE INTERNATIONAL, INC.

U.S. Securities and Exchange Commission

December 3, 2013

operates an entrepreneurial, matrix organization with numerous direct reports, including sales leaders, product leaders, operations leaders and functional leaders, to an operating structure that we expect will become increasingly more traditional over the coming years. For example, we are preparing budgets for the first time in our history for our upcoming 2014 fiscal year. These budgets will be prepared at the detailed product/service level in conjunction with our sales and product/service leaders, and include revenue, gross margin, and operating income. We further expect that the establishment of these budgets, and the utilization of a regular budgeting process that is a combination of a “bottom-up” and “top-down” approach, will lead to changes in our incentive compensation plans/architecture, as well as our leadership approach.

We acknowledge that these changes and growth in our products and services and this new budgeting process could likely result in us determining in future years that, as we manage our business and as we report and evaluate the financial results of our operations and activities utilizing budgets and more structured management and incentive programs going forward, it will become appropriate and practicable for us to report our financial results in more than one business segment.

PowerSecure hereby acknowledges that:

•	PowerSecure is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	PowerSecure may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to direct them to our legal counsel, Paul R. Hess of Kegler, Brown, Hill & Ritter Co., L.P.A. (phone: (614) 462-5400, fax: (614) 464-2634, email: phess@keglerbrown.com) or to me. Thank you for your assistance.

Sincerely,

/s/ Christopher T. Hutter

Executive Vice President and Chief Financial Officer

cc:	W. Kent Geer, Chairman of the Board
Sidney Hinton, President and Chief Executive Officer
Gary J. Zuiderveen, Controller and Principal Accounting Officer
Kevin P. Collins, Chairman, Audit Committee
Paul R. Hess, Esq.

5